MANHATTAN BANCORP LETTERHEAD

May 2, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Kathryn McHale

Re:      Manhattan Bancorp

Registration Statement on Form S-4

File No. 333-179137

Dear Ms. McHale:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Manhattan Bancorp, (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective as of 3:00 p.m. Eastern Daylight Savings Time, on May 2, 2012, or as soon thereafter as practicable.

The Company acknowledges that:

•    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•    the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joshua A. Dean of Bingham McCutchen LLP at (714) 830-0617 with any questions you may have.  In addition, please notify Mr. Dean if and when this request for acceleration has been granted.

Very truly yours,

/s/ Brian Côté

Brian Côté
Executive Vice President, Chief Financial Officer and Corporate Secretary